77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of MuniHoldings Florida Insured Fund held on July 31, 2006, the results were as follows:

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Against

Abstain

18,463,336

447,107

688,012

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

18,489,920

   452,012

 656,523